SembCorp
Industries

02 JUL 17 AM 12:49

Rule 12g3-2(b) File No. 825109

3 July 2002

02042679

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 7/19

MASNET No. 15 OF 03.07.2002
Announcement No. 15

SEMBCORP INDUSTRIES LTD

SembCorp Industries increases its borrowing capacity through an enhanced Medium Term Note Programme-Medium Term Note Programme increases from $500 million to $2 billion.

SembCorp Industries announces today that it has increased the size of its Medium Term Note (MTN) Programme from $500 million to $2 billion.

The first series issued under the MTN Programme of $250 million five-year fixed rate notes, was issued in October 2000, with a maturity period of five years and bore a fixed coupon rate of 4.45 per cent. per annum. The second series of $150 million seven-year fixed rate notes issued in June 2001 bore a fixed rate coupon of 4.125 per cent. per annum. The third series of $100 million three-year fixed rate notes, also issued in June 2001, bore a fixed rate coupon of 3.21 per cent. per annum. The Notes are listed on the Singapore Exchange Securities Trading Limited and interest on the abovementioned series are payable semi-annually in arrears.

Increasing Financing Flexibility through the Debt Capital Markets

The increase in the size of the MTN Programme by $1.5 billion will have no impact on SembCorp Industries' debt level and gearing, until new notes under this Programme are issued. This increase will provide SembCorp Industries with greater flexibility and options to fund its future capital expenditure, investments and working capital requirements. It would also enable the Company to further tap the debt capital markets on favourable terms when the opportunity arises, and widen its investor base.

About the MTN Programme:

The Programme allows the Company to issue notes in the debt capital markets with maturities varying between three months to 15 years (and any other maturity), which constitutes direct,

unconditional, unsubordinated and unsecured obligations of the Company. The notes rank pari passu amongst themselves and equally with all other present and future unsecured obligations (other than subordinated obligations) of the Company. The notes can be issued in Singapore Dollars, US Dollars and other major convertible currencies and are subject to compliance with all applicable legal and regulatory requirements.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary

Media contact:

Ms Beverley Wong
Executive
Group Corporate Relations
Tel : 63579 153
Fax : 63522 163
E-mail : beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 03/07/2002 to the SGX